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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549



                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     Appliance Recycling Centers of America, Inc.
                     --------------------------------------------
                                   (Name of Issuer)


                              Common Stock, no par value
                              --------------------------
                            (Title of Class of Securities)


                                     03814F 10 6
                                   ----------------
                                    (CUSIP Number)

                                    Dean Pickerell
                               Medallion Capital, Inc.
                             7831 Glenroy Road, Suite 480
                                Minneapolis, MN 55439
                                    (612) 831-0771

          -----------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)


                                  September 10, 1998
                    ----------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box [ ].


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---------------------
CUSIP NO.  03814F 10 6
---------------------
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Medallion Capital, Inc.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [   ]
                                                                       (b) [   ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                        [   ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Minnesota
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                         7.   SOLE VOTING POWER

                              700,000
         NUMBER OF            --------------------------------------------------
          SHARES         8.   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH               --------------------------------------------------
        REPORTING        9.   SOLE DISPOSITIVE POWER
          PERSON
           WITH               700,000
                              --------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     700,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IC
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ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock, no par value (the "Common Stock"), of Appliance Recylcing Centers of America, Inc. ("ARCA" or "Issuer"), a Minnesota corporation, with its principal executive offices located at 7400 Excelsior Blvd, Minneapolis, Minnesota 55426.

ITEM 2.   IDENTITY AND BACKGROUND.

     A) Medallion Capital, Inc., ("Medallion" or the "Reporting Person") a Minnesota corporation and wholly-owned subsidiary of Medallion Financial, Inc., a Delaware corporation.

     B)   7831 Glenroy Road, Suite 480, Minneapolis, Minnesota 55439

     C)   N/A

     D)   N/A

     E)   N/A

     F)   N/A

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Medallion is deemed the beneficial owner of the 700,000 shares of ARCA Common Stock pursuant to its acquisition of a stock purchase warrant (the "Warrant") entitling it to subscribe for and purchase such shares at the price of $2.50 per share (the "Warrant Price"). ARCA issued the Warrant to Medallion pursuant to, and subject to the terms and conditions of, a loan agreement between the parties, as described in Item 4 below (the "Loan Agreement"). Other than with respect to the Warrant issued under the Loan Agreement, Medallion did not acquire any shares of Common Stock or any additional securities representing shares of Common Stock of ARCA. A certain portion of the legal fees and costs in connection with the execution of the Loan Agreement were initially paid by Medallion and later reimbursed by ARCA. The remainder of the legal fees and costs not reimbursed were paid from the working capital of Medallion.

ITEM 4.  PURPOSE OF TRANSACTION.

     On September 10, 1998, Medallion entered into the Loan Agreement with ARCA. Pursuant to the Loan Agreement, ARCA borrowed from Medallion a total of $3,500,000 (the "Loan") and issued to Medallion the Warrant entitling it to purchase upon exercise 700,000 shares of ARCA Common Stock. The Warrant is exercisable beginning any time after September 10, 1998 at an exercise price of $2.50 per share and shall terminate, if not exercised, upon the latter of the end of the seventh year or two years after the Loan is paid in full.

     The Loan Agreement and Warrant are being filed as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D and incorporated by reference herein.


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     Medallion has acquired the securities described in Item 5 below for investment purposes.

     Medallion may, from time to time (1) acquire additional shares of Common Stock (subject to availability at prices deemed favorable to Medallion) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

     Except as set forth above, Medallion has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Pursuant to the terms of the Warrant and Loan Agreement, Medallion may be deemed to be the beneficial owner of 700,000 shares of ARCA common stock, representing approximately 36.1% of the outstanding common stock of ARCA.

     (b) The responses of Medallion to Items (7) through (11) of the portions of the cover page of this Schedule which relate to beneficial ownership of shares of Common Stock are incorporated herein by reference.

     (c) Other than the transactions described in Item 3 above, Medallion has not effected any transactions in the Common Stock during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Warrant and the Loan Agreement, which include registration rights, referred to in Items 4 and 5 and being filed herewith, there are no contracts, arrangements, understandings or relationships between Medallion and any person with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Attached to this statement and filed with this statement as exhibits are the following documents:

      EXHIBIT 99.1: Loan Agreement between Medallion Capital, Inc. and Appliance
                    Recycling Centers of America, Inc. dated September 10, 1998, filed as Exhibit 10.1 to Appliance Recycling Centers of America, Inc.'s Form 10-Q for the fiscal quarter ended October 3, 1998 (File No. 0-19621) and incorporated herein by reference.

      EXHIBIT 99.2: Stock Purchase Warrant of Appliance Recycling Centers of
                    America, Inc. in favor of Medallion Capital, Inc. for 700,000 shares of Common Stock, filed as Exhibit 10.14 to Appliance Recycling Centers of American, Inc.'s Form 10-K for the fiscal year ended January 2, 1999 and incorporated herein by reference.


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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 5, 1999                           MEDALLION CAPITAL, INC.

                                        /s/ Dean R. Pickerell
                                        ----------------------------------------
                                            Dean R. Pickerell
                                            Chief Financial Officer


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